SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

GLOBAL INVESTOR SERVICES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

37948S 10 5

(CUSIP Number)

Gregory Bart Rice

2495 Pine Valley Drive

Miramar Beach, Florida 32550

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 29, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 37948S 10 5	13D	Page 3 of 8 Pages
1	NAME OF REPORTING PERSONS: Gregory Bart Rice
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	7	SOLE VOTING POWER 220,811,667 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 220,811,667 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Gregory Bart Rice 220,811,667 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT IN ROW (11) 25.228% (2)
14	TYPE OF REPORTING PERSON* G Bart Rice: IN

(1) Includes all shares of common stock that Rice (as defined below) beneficially own as of the date of the event which requires filing of this Schedule 13D. Immediately following the execution of the Exchange Agreements described in the Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on October 11, 2011, Rice may be deemed to have beneficial ownership of 220,811,667 shares of Common Stock.

(2) Percentage of class calculated based on an aggregate of 875,258,568 shares issued and outstanding, after giving effect to the transactions described in Item 4 of this Schedule 13D, as reported in Global Investor Services Inc.’s Current Report on Form 8-K, dated October 11, 2011 and filed with the SEC on October 11, 2011.

[Remainder of Page Intentionally Left Blank]

CUSIP No. 37948S 10 5	13D	Page 3 of 8 Pages
1	NAME OF REPORTING PERSONS: Allied Global Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	7	SOLE VOTING POWER 160,625,000 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 160,625,000 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Allied Global Ventures, LLC 160,625,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT IN ROW (11) 18.35% (2)
14	TYPE OF REPORTING PERSON* Allied Global Ventures, LLC: OO

(1) Includes all shares of common stock that Allied (as defined below) beneficially own as of the date of the event which requires filing of this Schedule 13D. Immediately following the execution of the Exchange Agreements described in the Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on October 11, 2011, Allied may be deemed to have beneficial ownership of 160,625,000 shares of Common Stock.

(2) Percentage of class calculated based on an aggregate of 875,258,568 shares issued and outstanding, after giving effect to the transactions described in Item 4 of this Schedule 13D, as reported in Global Investor Services Inc.’s Current Report on Form 8-K, dated October 11, 2011 and filed with the SEC on October 11, 2011.

[Remainder of Page Intentionally Left Blank]

 Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Global Investor Services Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 287 East 950 South, Orem, Utah 84058.

Item 2. Identity and Background.

This statement is being filed by and on behalf of the Allied Global Ventures, LLC (“Allied”) and Gregory Bart Rice (“Rice” and together with Allied, the “Reporting Parties”). Mr. Rice is the sole shareholder, officer and director of Allied.

The address of the principal office of the Reporting Parties is 2495 Pine Valley Drive, Miramar Beach, Florida 32550.

Allied is a Florida Limited Liability Company and private lender.

Rice serves as Chief Executive Officer of Allied and is a citizen of the United States

During the last five years, the Reporting Parties have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

In April and September 2010, the Issuer entered into two Marketing Fund Agreements with Allied pursuant to which the Allied provided the Issuer with $900,000 in funding of which $34,300 has been repaid by the Issuer leaving a balance of $865,700 (the “Allied Fund Amount”). On September 29, 2011, the Issuer and Allied entered into an Exchange Agreement whereby the parties agreed to convert the Allied Fund Amount into 43,285,000 shares of common stock of the Issuer.

Allied has provided the Issuer with funding in the amount of $1,826,667, which has $142,733 due and payable in accrued interest (the “Allied Note Amount”). On September 29, 2011, the Issuer and Allied entered into an Exchange Agreement whereby the parties agreed to convert the Allied Note Amount into 98,640,000 shares of common stock of the Issuer, $0.001 par value per share.

The Reporting Parties did not acquire beneficial ownership of the shares of common stock with borrowed funds.

Item 4. Purpose of Transaction.

The Reporting Parties have acquired the securities of the Issuer in lieu of the repayment of loans made to the Company, and such issuances have been acquired in the Reporting Parties’ ordinary course of business.

Item 5. Interest in Securities of the Issuer.

As of November 28, 2011, the Reporting Parties directly beneficially owned an aggregate of 220,811,667 or 25.23% of Issuer’s common stock.

Except as described in this Schedule 13D, the Reporting Parties have not effectuated any other transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1	Exchange Agreement, dated September 29, 2011, by and between Global Investor Services, Inc. and Allied Global Ventures, LLC. (Incorporated by reference to the Form 8-K Current Report of the Securities and Exchange Commission on October 11, 2011)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

April 18, 2012	/s/ Gregory Bart Rice
Gregory Bart Rice

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